UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

EnPro Industries, Inc.

(Name of Subject Company (Issuer))

3.9375% Convertible Senior Debentures due 2015

(Title of Class of Securities)

29355XAB3

(CUSIP Number of Class of Securities)

    Robert S. McLean

Vice President, General Counsel and Secretary

5605 Carnegie Boulevard, Suite 500

Charlotte, North Carolina 28209

(704)731-1500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$173,361,984.19	$22,329.02

(1)	This transaction valuation assumes, solely for purposes of calculating the filing fee for this Schedule TO, that all 3.9375% Convertible Senior Debentures due 2015 (the “Convertible Debentures”) of EnPro Industries, Inc. outstanding as of June 30, 2014 will be purchased at the maximum purchase price of $2,301.89 in cash per $1,000 principal amount of Convertible Debentures tendered, plus accrued and unpaid interest up to, but excluding, the assumed payment date of September 15, 2014. The final purchase price per $1,000 principal amount of the Convertible Debentures is determined in accordance with the pricing formula described in EnPro’s Offer to Purchase, dated August 11, 2014. As of June 30, 2014, there was $74,780,000 aggregate principal amount of Convertible Debentures outstanding.

(2)	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2014, issued February 28, 2014, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,329.02	Filing Party: EnPro Industries, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 11, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by EnPro Industries, Inc., a North Carolina corporation (“EnPro”), on August 11, 2014, as amended and supplemented by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on August 28, 2014 and Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed with the SEC on September 8, 2014 (as so amended and supplemented by Amendment No. 1 and Amendment No. 2, the “Original Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with EnPro’s offer to purchase (the “Offer”) for cash any and all of its outstanding 3.9375% Convertible Senior Debentures due 2015 (the “Convertible Debentures”), upon the terms and subject to the conditions set forth in EnPro’s Offer to Purchase, dated August 11, 2014, as amended by Amendment No. 1 and Amendment No. 2 (as the same may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as the same may be amended or supplemented, the “Letter of Transmittal”), the original copies of which were attached to the Original Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Original Schedule TO.

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Offer to Purchase and the Letter of Transmittal. You should read this Amendment No. 3 together with the Original Schedule TO, as amended hereby, the Offer to Purchase, as amended hereby, and the Letter of Transmittal.

Items 1, 4(a), 6 and 7.

The information set forth in the Offer to Purchase is hereby amended and supplemented as follows:

1.	The section entitled “Summary Term Sheet—Determination and Announcement of Final Purchase Price” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph after the first paragraph thereof in the right-hand column:

On September 10, 2014, we issued a press release announcing that we have determined the final Purchase Price of the Offer. The final Purchase Price per $1,000 principal amount of Convertible Debentures is $2,048.96. In addition, Holders will receive, in respect of their Convertible Debentures that are accepted for purchase, accrued and unpaid interest on such Convertible Debentures to, but excluding, the Payment Date. All amounts payable pursuant to the Offer will be rounded to the nearest cent. The final Purchase Price was determined in accordance with the pricing formula described in this Offer to Purchase. The final Purchase Price is equal to the sum of (i) the Average VWAP (as defined herein) of $67.4542 multiplied by 29.5972 plus (ii) a fixed cash amount of $52.50.

2.	The section entitled “Summary Term Sheet—Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by replacing the first sentence in the right-hand column with the following:

EnPro would need approximately $154.4 million to purchase all of the currently outstanding Convertible Debentures pursuant to the Offer (excluding fees and expenses related to the Offer) based on the final Purchase Price of $2,048.96 per $1,000 principal amount of Convertible Debentures and assuming that the Payment Date is September 15, 2014.

3.	The section entitled “The Offer—Purchase Price; Accrued Interest” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end of that section:

On September 10, 2014, we issued a press release announcing that we have determined the final Purchase Price of the Offer. The final Purchase Price per $1,000 principal amount of Convertible Debentures is $2,048.96. In addition, Holders will receive, in respect of their Convertible Debentures that are accepted for purchase, accrued and unpaid interest on such Convertible Debentures to, but excluding, the Payment Date. All amounts payable pursuant to the Offer will be rounded to the nearest cent. The final Purchase Price was determined in accordance with the pricing formula described in this Offer to Purchase. The final Purchase Price is equal to the sum of (i) the Average VWAP (as defined herein) of $67.4542 multiplied by 29.5972 plus (ii) a fixed cash amount of $52.50.

4.	The section entitled “The Offer—Announcement of the Final Purchase Price” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end of that section:

On September 10, 2014, we issued a press release announcing that we have determined the final Purchase Price of the Offer. The final Purchase Price per $1,000 principal amount of Convertible Debentures is $2,048.96. In addition, Holders will receive, in respect of their Convertible Debentures that are accepted for purchase, accrued and unpaid interest on such Convertible Debentures to, but excluding, the Payment Date. All amounts payable pursuant to the Offer will be rounded to the nearest cent. The final Purchase Price was determined in accordance with the pricing formula described in this Offer to Purchase. The final Purchase Price is equal to the sum of (i) the Average VWAP (as defined herein) of $67.4542 multiplied by 29.5972 plus (ii) a fixed cash amount of $52.50.

5.	The section entitled “The Offer—Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph therein and inserting in lieu thereof the following paragraph:

We would need approximately $154.4 million to purchase all of the currently outstanding Convertible Debentures pursuant to the Offer (excluding fees and expenses related to the Offer) based on the final Purchase Price of $2,048.96 per $1,000 principal amount of Convertible Debentures and assuming that the Payment Date is September 15, 2014.

6.	The first paragraph of the section entitled “Incorporation of Certain Documents by Reference” of the Offer to Purchase is replaced with the following:

We “incorporate by reference” information into this Offer to Purchase. This means that we disclose important information to you by referring you to another document filed separately with the SEC. The information in the documents incorporated by reference is considered to be part of this Offer to Purchase. We incorporate by reference the documents listed below filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act. These documents contain important information about us and our financial condition.

•	Our Annual Report on Form 10–K for the fiscal year ended December 31, 2013;

•	Our Definitive Proxy Statement filed on Schedule 14A on March 20, 2014;

•	Our Quarterly Reports on Form 10–Q for the periods ended March 31 and June 30, 2014; and

•	Our Current Reports on Form 8–K filed on February 10, 2014, March 4, 2014, March 21, 2014, May 2, 2014, May 13, 2014, June 18, 2014, August 11, 2014, August 28, 2014, September 8, 2014 and September 10, 2014.

Item 12	Exhibits

Item 12 of the Schedule TO is hereby amended to add exhibit (a)(5)(iii) and is restated as follows:

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated August 11, 2014.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated August 11, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed on August 11, 2014 by EnPro (SEC File No. 001-31225)).

(a)(5)(i)	Press Release dated August 28, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on August 28, 2014 by EnPro (SEC File No. 001-31225)).

(a)(5)(ii)	Press Release dated September 8, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on September 8, 2014 by EnPro (SEC File No. 001-31225)).

(a)(5)(iii)	Press Release dated September 10, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on September 10, 2014 by EnPro (SEC File No. 001-31225)).

(b)(1)	Amended and Restated Credit Agreement dated as of August 28, 2014 among EnPro Industries, Inc., Coltec Industries Inc, the Guarantors party thereto, the Lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 28, 2014 by EnPro (SEC File No. 001-31225)).

Exhibit Number	Description

(b)(2)**	Commitment letter dated July 14, 2014, among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, EnPro Industries, Inc. and Coltec Industries Inc, and related lender commitment confirmations.

(d)(1)	Indenture dated as of October 26, 2005 between EnPro and U.S. Bank National Association (as successor-in-interest to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

(d)(2)	Resale Registration Rights Agreement dated October 26, 2005 between EnPro and Banc of America Securities LLC, as representative of the several initial purchasers (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

(d)(3)	EnPro Industries, Inc. 2002 Equity Compensation Plan (2014 Amendment and Restatement) (incorporated by reference to Annex B to the Proxy Statement on Schedule 14A filed on March 20, 2014 by EnPro (File No. 001-31225)).

(d)(4)	EnPro Industries, Inc. Senior Executive Annual Performance Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225)).

(d)(5)	EnPro Industries, Inc. Long-Term Incentive Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix C to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225)).

(d)(6)	EnPro Industries, Inc. Management Purchase Stock Deferral Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 2, 2012 by EnPro (File No. 001-31225)).

(d)(7)	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Grant (incorporated by reference to Exhibit 10.5 to the Form 10-K for the year ended December 31, 2007 filed on February 26, 2008 by EnPro (File No. 001-31225)).

(d)(8)	Form of EnPro Industries, Inc. Phantom Shares Award Grant for Outside Directors (2009 Amendment and Restatement) (incorporated by reference to Exhibit 10.7 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(9)	Form of EnPro Industries, Inc. Restricted Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 14, 2008 by EnPro (File No. 001-31225)).

(d)(10)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 29, 2009 by EnPro (File No. 001-31225)).

(d)(11)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.10 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(12)	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Agreement (Performance Shares) (incorporated by reference to Exhibit 10.11 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(13)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement for Management Stock Purchase Deferral Plan (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO filed on August 11, 2014.
**	Previously filed with Schedule TO/A (Amendment No. 1) filed on August 28, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENPRO INDUSTRIES, INC.

By:	/s/ Robert S. McLean
Robert S. McLean
Vice President, General Counsel and Secretary

Dated: September 10, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated August 11, 2014.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated August 11, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed on August 11, 2014 by EnPro (SEC File No. 001-31225)).

(a)(5)(i)	Press Release dated August 28, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on August 28, 2014 by EnPro (SEC File No. 001-31225)).

(a)(5)(ii)	Press Release dated September 8, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on September 8, 2014 by EnPro (SEC File No. 001-31225)).

(a)(5)(iii)	Press Release dated September 10, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on September 10, 2014 by EnPro (SEC File No. 001-31225)).

(b)(1)	Amended and Restated Credit Agreement dated as of August 28, 2014 among EnPro Industries, Inc., Coltec Industries Inc, the Guarantors party thereto, the Lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 28, 2014 by EnPro (SEC File No. 001-31225)).

(b)(2)**	Commitment letter dated July 14, 2014, among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, EnPro Industries, Inc. and Coltec Industries Inc, and related lender commitment confirmations.

(d)(1)	Indenture dated as of October 26, 2005 between EnPro and U.S. Bank National Association (as successor-in-interest to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

(d)(2)	Resale Registration Rights Agreement dated October 26, 2005 between EnPro and Banc of America Securities LLC, as representative of the several initial purchasers (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

(d)(3)	EnPro Industries, Inc. 2002 Equity Compensation Plan (2014 Amendment and Restatement) (incorporated by reference to Annex B to the Proxy Statement on Schedule 14A filed on March 20, 2014 by EnPro (File No. 001-31225)).

(d)(4)	EnPro Industries, Inc. Senior Executive Annual Performance Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225)).

(d)(5)	EnPro Industries, Inc. Long-Term Incentive Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix C to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225)).

(d)(6)	EnPro Industries, Inc. Management Purchase Stock Deferral Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 2, 2012 by EnPro (File No. 001-31225)).

(d)(7)	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Grant (incorporated by reference to Exhibit 10.5 to the Form 10-K for the year ended December 31, 2007 filed on February 26, 2008 by EnPro (File No. 001-31225)).

(d)(8)	Form of EnPro Industries, Inc. Phantom Shares Award Grant for Outside Directors (2009 Amendment and Restatement) (incorporated by reference to Exhibit 10.7 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(9)	Form of EnPro Industries, Inc. Restricted Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 14, 2008 by EnPro (File No. 001-31225)).

(d)(10)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 29, 2009 by EnPro (File No. 001-31225)).

(d)(11)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.10 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

Exhibit Number	Description

(d)(12)	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Agreement (Performance Shares) (incorporated by reference to Exhibit 10.11 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(13)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement for Management Stock Purchase Deferral Plan (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO filed on August 11, 2014.
**	Previously filed with Schedule TO/A (Amendment No. 1) filed on August 28, 2014.